EXHIBIT 99.11

First Quarter 2012 Report

March 31, 2012

(Based on International Financial Reporting Standards (“IFRS”) and stated in thousands of United States dollars)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements

•	Consolidated Statements of Financial Position

•	Consolidated Statements of Comprehensive Income

•	Consolidated Statements of Changes in Equity

•	Consolidated Statements of Cash Flows

•	Notes to the Condensed Interim Consolidated Financial Statements

FIRST QUARTER REPORT 2012

ALAMOS GOLD INC.

Consolidated Statements of Financial Position

(Unaudited - stated in thousands of United States dollars)

	Note	March 31,	December 31,
	Ref.	2012	2011
A S S E T S
Current Assets
Cash and cash equivalents		$ 212,286	$ 169,471
Short-term investments		43,679	53,088
Amounts receivable		7,124	6,147
Advances and prepaid expenses		2,552	2,117
Available-for-sale securities	4	7,548	10,355
Other financial assets	4	208	244
Inventory	5	36,784	33,220

Total Current Assets		310,181	274,642

Non-Current Assets
Exploration and evaluation assets	6	111,485	108,454
Mineral property, plant and equipment	7	220,408	216,128

Total Assets		$ 642,074	$ 599,224

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$ 19,390	$ 17,024
Dividends payable	8	11,935	-
Income taxes payable		-	6,125
Current portion of other liabilities		395	363

Total Current Liabilities		31,720	23,512

Non-Current Liabilities
Deferred income taxes		41,694	35,008
Decommissioning liability	9	6,779	6,680
Other liabilities		425	474

Total Liabilities		80,618	65,674

E Q U I T Y
Share capital	10 a)	$ 367,787	$ 355,524
Contributed surplus		26,141	27,861
Accumulated other comprehensive loss		(1,252)	(1,080)
Retained earnings		168,780	151,245

Total Equity		561,456	533,550

Total Liabilities and Equity		$ 642,074	$ 599,224

Commitments and Contingencies	12

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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FIRST QUARTER REPORT 2012

ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Income

For the three-month periods ended

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	Note	March 31,	March 31,
	Ref.	2012	2011

Operating Revenues		$ 70,256	$ 54,376

MINE OPERATING COSTS
Mining and processing		15,019	13,658
Royalties	12 a)	3,431	2,601
Amortization		7,778	5,725

		26,228	21,984

EARNINGS FROM MINE OPERATIONS		44,028	32,392

EXPENSES
Exploration		1,483	2,012
Corporate and administrative		2,931	2,435
Share-based compensation	10 b) c)	2,567	2,700

		6,981	7,147

EARNINGS FROM OPERATIONS		37,047	25,245

OTHER INCOME (EXPENSES)
Finance income		848	405
Financing expense		(133)	(148)
Foreign exchange gain		1,199	1,058
Other income (loss)		501	(1,118)

EARNINGS BEFORE INCOME TAXES FOR THE PERIOD		39,462	25,442

INCOME TAXES
Current tax expense		(3,306)	(7,250)
Deferred tax expense		(6,686)	(335)

EARNINGS FOR THE PERIOD		$29,470	$ 17,857
Other comprehensive income
- Unrealized loss on securities		(79)	(2,100)
- Reclassification of realized gains on available-for-sale securities included in earnings		(93)	-

COMPREHENSIVE INCOME FOR THE PERIOD		$29,298	$ 15,757

EARNINGS PER SHARE
– basic	10 d)	$0.25	$0.15

– diluted	10 d)	$0.24	$0.15

Weighted average number of common shares outstanding

- basic		118,940,000	116,532,000

- diluted		120,355,000	118,143,000

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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FIRST QUARTER REPORT 2012

ALAMOS GOLD INC.

Consolidated Statements of Changes In Equity

For the three-month periods ended March 31, 2012 and 2011

(Unaudited - Stated in thousands of United States dollars)

	Number of shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at December 31, 2010	116,340,008	$325,867	$23,316	($1,332)	$105,278	$453,129
Share-based compensation	-	-	2,700	-	-	2,700
Shares issued on exercise of options	344,000	4,294	(1,100)	-	-	3,194
Dividends	-	-	-	-	(5,834)	(5,834)
Earnings for the period	-	-	-	-	17,857	17,857
Other comprehensive income (tax impact; nil)	-	-	-	(2,100)	-	(2,100)
Balance at March 31, 2011	116,684,008	$330,161	$24,916	($3,432)	$117,301	$468,946

	Number of shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at December 31, 2011	118,383,008	$355,524	$27,861	($1,080)	$151,245	$533,550
Share-based compensation	-	-	1,400	-	-	1,400
Shares issued on exercise of options	966,000	12,263	(3,120)	-	-	9,143
Dividends	-	-	-	-	(11,935)	(11,935)
Earnings for the period	-	-	-	-	29,470	29,470
Other comprehensive income (tax impact; nil)	-	-	-	(172)	-	(172)
Balance at March 31, 2012	119,349,008	$367,787	$26,141	($1,252)	$168,780	$561,456

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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FIRST QUARTER REPORT 2012

ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

For the three-month periods ended

(Unaudited - stated in thousands of United States dollars)

	March 31,	March 31,
	2012	2011
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings for the period	$ 29,470	$17,857
Adjustments for items not involving cash:
Amortization	7,778	5,725
Financing expense	133	148
Unrealized foreign exchange (gain) loss	(1,258)	(68)
Deferred tax expense	6,686	335
Share-based compensation	2,567	2,700
Gain on sale of securities	(504)	-
Other	56	309
Changes in non-cash working capital:
Fair value of forward contracts	-	486
Amounts receivable	(6,286)	(2,562)
Inventory	(2,490)	710
Advances and prepaid expenses	(435)	1,317
Accounts payable, taxes payable and accrued liabilities	365	2,418

	36,082	29,375

INVESTING ACTIVITIES
Sale (purchases) of securities	3,338	(3,274)
Contractor advances	-	(5,530)
Short-term investments (net)	9,409	(4,715)
Proceeds on sale of equipment	-	444
Decommissioning liability	(28)	-
Exploration and evaluation assets	(3,031)	(1,586)
Mineral property, plant and equipment	(13,183)	(8,920)

	(3,495)	(23,581)

FINANCING ACTIVITIES
Common shares issued	9,143	3,194

	9,143	3,194

Effect of exchange rates on cash and cash equivalents	1,085	710

Net increase (decrease) in cash and cash equivalents	42,815	9,698
Cash and cash equivalents - beginning of year	169,471	146,334

CASH AND CASH EQUIVALENTS - END OF PERIOD	$212,286	$156,032

Supplemental information:
Interest paid	$ -	$ -
Interest received	$485	$220
Income taxes paid	$5,856	$4,400

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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FIRST QUARTER REPORT 2012

Notes to Condensed Interim Consolidated Financial Statements

March 31, 2012 and 2011

(Unaudited - Stated in United States dollars, unless otherwise stated)

1. NATURE OF OPERATIONS

Alamos Gold Inc., a resident Canadian company, and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals in Mexico and Turkey. The Company owns and operates the Mulatos mine and holds the mineral rights to the Salamandra group of concessions in the State of Sonora, Mexico, which includes several known satellite gold occurrences. In addition, the Company owns the Ağı Dağı and Kirazlı gold development projects in Turkey.

2. BASIS OF PREPARATION AND ADOPTION OF NEW ACCOUNTING POLICY

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”).

The policies applied in these condensed interim consolidated financial statements are consistent with the policies disclosed in Notes 2 and 3 of the consolidated financial statements for the year ended December 31, 2011. These condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2011.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on April 26, 2012.

Adoption of Accounting Policy Effective January 1, 2012

IFRIC Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) was issued in October 2011, and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRIC 20 sets out the criteria for the capitalization of production stripping costs to non-current assets, and states that the stripping activity is recognized as a component of the larger asset to which it relates. In addition, IFRIC 20 requires companies to ensure that capitalized costs are amortized over the useful life of the component of the ore body to which access has been improved due to the stripping activity. The Company adopted the amendments in its financial statements for the annual period beginning on January 1, 2012. The Company capitalized $5.8 million of production stripping costs to Mineral property, plant and equipment for the three-month period ended March 31, 2012.

3. FUTURE ACCOUNTING POLICY CHANGES ISSUED BUT NOT YET IN EFFECT

The following are new pronouncements approved by the IASB. The following new standards and interpretations are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods.

(i) IFRS 9 Financial Instruments was issued by the IASB on November 12, 2009 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options available in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The impact of IFRS 9 on the Company’s financial instruments has not been determined.

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FIRST QUARTER REPORT 2012

(ii) IFRS 10 Consolidated Financial Statements is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities (“SPE’s”). IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27. The impact of adoption of IFRS 10 on the consolidated financial statements has not been determined.

(iii) IFRS 12 Disclosure of Interests in Other Entities was released in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this standard earlier, it does not need to apply IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011) at the same time. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. Given the nature of the Company’s interests in other entities, the Company does not expect the amendments to have a material impact on the financial statements.

(iv) IFRS 13 Fair Value Measurement, was issued in May 2011 and is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on earnings or other comprehensive income. IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The impact of adoption of IFRS 13 has not yet been determined.

(v) Amendments to IAS 1 Presentation of Financial Statements was issued in June 2011 and is effective for annual periods beginning on or after July 1, 2012. IAS 1 should be applied retrospectively, but early adoption is permitted. The amendments require that an entity present separately the items of OCI that may be reclassified to earnings in the future from those that would never be reclassified to earnings. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the earnings and other comprehensive income in two statements has remained unchanged. The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. The impact of adoption of the amendments has not yet been determined.

7	ALAMOS GOLD INC.

FIRST QUARTER REPORT 2012

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Financial Assets and Liabilities

The carrying value of the Company’s financial instruments is classified into the following categories:

	March 31,	December 31,
	2012	2011

	($000)	($000)

Fair value through profit or loss (“FVTPL”) (1)	255,965	222,559
Derivative instruments designated as FVTPL (2)	208	244
Available-for-sale securities (3)	7,548	10,355
Loans and receivables (4)	7,124	6,147
Other financial liabilities (5)	(31,782)	(23,650)

(1)

Includes cash of $43.4 million (December 31, 2011 - $44.8 million), cash equivalents of $168.9 million (December 31, 2011 - $124.7 million) and short-term investments of $43.7 million (December 31, 2011 - $53.1 million).

(2)	Includes the Company’s investment in the warrants of a publicly traded company.
(3)	Includes the Company’s investment in the common shares of publicly traded entities.
(4)

Includes amounts receivable. As permitted by Mexican tax law, the Company offset $5.3 million of Mexican value-added tax receivables against its current taxes payable liability for the three-months ended March 31, 2012 ($16.9 million for year ended December 31, 2011).

(5)	Includes all other accounts payable and accrued liabilities, income taxes payable, dividends payable, and certain other liabilities.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The fair values of the Company’s financial instruments are not materially different from their carrying values.

b)	Derivative Financial Instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market price of gold and foreign exchange rates. At March 31, 2012 and December 31, 2011, the Company had no outstanding gold forward contracts.

At March 31, 2012, the Company had outstanding contracts to deliver $10 million Canadian dollars (“CAD”) in exchange for a fixed amount of USD at future dates up to June of 2012, with CAD:USD rates of 1.01:1. The mark-to-market gain associated with these contracts as at March 31, 2012 was nominal (December 31, 2011 - nil).

5. INVENTORY

	March 31,	December 31,
	2012	2011

	($000)	($000)

Precious metals dore and refined precious metals	6,046	5,484
In-process precious metals	11,909	11,894
Parts and supplies	18,829	15,842

	$36,784	$33,220

The carrying value of inventory is calculated using weighted average cost. The amount of inventory charged to operations as mining and processing costs during the three-month period ended March 31, 2012 was $16.3 million (March 31, 2011 - $14.4 million). The amount of inventory charged to operations as amortization in the three-month period ended March 31, 2012 was $7.5 million (March 31, 2011 - $4.8 million).

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FIRST QUARTER REPORT 2012

6. EXPLORATION AND EVALUATION ASSETS

The Company owns 100% of the Aği Daği and Kirazlı Projects in Turkey. Exploration and evaluation assets are not subject to amortization.

The following is a continuity of the Company’s exploration and evaluation assets for the three-month period ended March 31, 2012.

Total
($000)

Cost as at December 31, 2011	108,454
Additions	3,031

Cost as at March 31, 2012	$111,485

7. MINERAL PROPERTY, PLANT AND EQUIPMENT

The Company owns a 100% interest in the Salamandra group of concessions in Mexico. Included within the Salamandra group of concessions is the Mulatos mine which began operations in 2005.

The majority of the Company’s property, plant and equipment in operations is amortized on a units-of-production basis over an estimated nine year mine life. Certain mining and office equipment is amortized on a straight line basis over periods ranging from two to five years.

The following is a continuity of the Company’s mineral property, plant and equipment for the three-month period ended March 31, 2012.

	Mining plant and equipment ($000)	Office and computer equipment ($000)	Construction in progress ($000)	Subtotal ($000)	Mineral property and deferred development ($000)	Total ($000)
Cost as at December 31, 2011	$173,393	$2,375	$23,898	$199,666	$126,660	$326,326
Additions	2,079	110	3,617	5,806	7,377	13,183
Disposals	-	-	-	-	-	-
Transfers from construction in progress	26,359	-	(26,359)	-	-	-
Cost as at March 31, 2012	$201,831	$2,485	$1,156	$205,472	$134,037	$339,509

Accumulated amortization and impairment as at December 31, 2011	$76,579	$1,274	$-	$77,853	$32,345	$110,198
Amortization expense	5,661	117	-	5,778	3,125	8,903
Disposals	-	-	-	-	-	-
Accumulated amortization and impairment as at March 31, 2012	$82,240	$1,391	$-	$83,631	$35,470	$119,101
Net book value as at March 31, 2012	$119,591	$1,094	$1,156	$121,841	$98,567	$220,408

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FIRST QUARTER REPORT 2012

8. DIVIDENDS

Three months ended
March 31, 2012
($000)

Declared and payable	11,935

$11,935

Weighted average number of common shares outstanding	118,940,000
Dividend per share	$0.10

9. PROVISIONS

Decommissioning liability

The fair value of a decommissioning liability is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to earnings. In addition, the fair value is added to the carrying amount of the Company’s mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the Mine.

A continuity of the decommissioning liability is as follows:

Three months ended
March 31, 2012
($000)

Obligations at beginning of period	6,680
Revisions in estimated cash flows and changes in assumptions	-
Payments made against the liability	(28)
Accretion of discounted cash flows	127

Obligations at end of period	$6,779

10. SHARE CAPITAL

a) Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of Shares	Amount

		($000)
Outstanding at December 31, 2011	118,383,008	355,524
Exercise of stock options	966,000	9,143
Transfer from contributed surplus to share capital for stock options exercised	-	3,120

Outstanding at March 31, 2012	119,349,008	$367,787

10	ALAMOS GOLD INC.

FIRST QUARTER REPORT 2012

b) Stock options

The Company has a stock option plan (the “Plan”), originally approved by the Board of Directors (the “Board”) on April 17, 2003, and amended and ratified on May 25, 2007, May 15, 2008, April 7, 2009, and June 2, 2010, which allows the Company to grant incentive stock options to its directors, officers, employees and consultants. Under the Plan, the number of shares reserved for issuance cannot exceed 10% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

Stock options granted to directors, officers and certain consultants under the Plan are exercisable for a five-year period, and options granted to employees are generally exercisable for a three-year period. Incentive stock options granted vest 20% on the date of grant, and 20% at each six-month interval following the date of grant.

The Plan is subject to shareholder approval and ratification every three years. The Plan was last approved by shareholders of the Company on May 15, 2008. The Company elected to withdraw its proposal to shareholders to ratify the existing Plan at its Annual and Special meeting held on June 2, 2011. As a result, the Plan expired on May 15, 2011. Accordingly, stock options outstanding at May 15, 2011 remain outstanding and exercisable subject to their initial terms and vesting conditions. New stock options cannot be granted until such time as the Company receives shareholder approval.

The following is a continuity of the changes in the number of stock options outstanding for the three-month period ended March 31, 2012 and for the year ended December 31, 2011:

	Number	Weighted average exercise price
		($CAD)

Outstanding at December 31, 2011	6,405,700	$12.95
Granted	-	-
Exercised	(966,000)	9.48
Forfeited	(45,000)	14.23

Outstanding at March 31, 2012	5,394,700	$13.56

The weighted average share price at the date of exercise for stock options exercised in the three-month period ended March 31, 2012 was CAD$19.24 (for the three-month period ended March 31, 2011 - CAD$17.75).

For the three-month period ended March 31, 2012, the Company granted nil incentive stock options, compared to 50,000 stock options granted at an exercise price of CAD$16.39 in the three-month period ended March 31, 2011.

The fair value of stock options granted were estimated using the Black-Scholes option pricing model with the following assumptions:

	March 31,	March 31,
For options granted in the three-month period ended	2012	2011

Weighted average share price at grant date	-	$16.39
Risk-free rate	-	1.7%
Expected dividend yield	-	0.65%
Expected stock price volatility (based on historical volatility)	-	43%-58%
Expected option life, based on terms of the grants (months)	-	20-36
	-
Weighted average per share fair value of options granted	-	$5.11

11	ALAMOS GOLD INC.

FIRST QUARTER REPORT 2012

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants.

As at March 31, 2012, 3,852,300 stock options were exercisable. The remaining 1,542,400 outstanding stock options vest over the following two years.

Stock options outstanding and exercisable as at March 31, 2012:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of options	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price ($CAD)

$6.00 - $8.00	241,500	6.91	0.50	241,500	6.91
$8.01 - $10.00	782,000	9.71	2.01	782,000	9.71
$10.01 - $14.00	110,000	12.82	2.68	110,000	12.82
$14.01 - $15.00	4,176,200	14.62	3.19	2,656,800	14.72
$15.01 - $17.50	85,000	16.71	1.67	62,000	16.80

	5,394,700	$13.56	2.86	3,852,300	$13.19

c) Stock Appreciation Rights (“SARs”)

In 2011, the Company’s Board approved a cash-settled stock appreciation rights plan (“SARs Plan”) to grant incentive SARs to its directors, officers, employees and consultants. Under the SARs Plan, the number of units reserved for issuance cannot exceed 8% of the total number of common shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

SARs granted to directors, officers and certain consultants under the SARs Plan are exercisable for a five-year period, and SARs granted to employees are generally exercisable for a three-year period. SARs granted vest 20% on the date of grant, and 20% at each six-month interval following the date of grant.

SARs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income. As at March 31, 2012, the SARs liability was $2,680,000 (December 31, 2011 - $1,550,000) recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

The following is a continuity of the changes in the number of units outstanding for the three-month period ended March 31, 2012:

	Number	Weighted average exercise price
		($CAD)

Outstanding at December 31, 2011	770,000	$16.36
Granted	40,000	18.37
Exercised	(8,700)	15.49
Forfeited	-	-

Outstanding at March 31, 2012	801,300	$16.47

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FIRST QUARTER REPORT 2012

The fair value of SARs granted were estimated using the Black-Scholes option pricing model with the following assumptions:

For SARS granted in the three-month period ended:

March 31,
2012

Weighted average share price at grant date	$18.37
Risk-free rate	1.12%
Expected dividend yield	0.7%
Expected stock price volatility (based on historical volatility)	41-46%
Expected life, based on terms of the grants (months)	20-36
Weighted average per share fair value of SARs granted	$4.80

Stock appreciation rights outstanding and exercisable as at March 31, 2012:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of SARs	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of SARs	Weighted average exercise price ($CAD)

$15.00 - $17.00	361,300	15.66	2.65	65,300	15.68
$17.01 - $19.00	440,000	17.13	4.45	88,000	17.13

	801,300	$16.47	3.64	153,300	$16.51

d) Earnings per share

Basic earnings per share amounts are calculated by dividing earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, plus the effects of the dilutive common share equivalents.

	For the three months ended
	March 31,	March 31,
	2012	2011

Earnings (000)	$29,470	$17,857
Weighted average number of common shares outstanding	118,940,000	116,532,000

Basic earnings per share	$0.25	$0.15

Dilutive effect of stock options outstanding	1,415,000	1,611,000
Diluted weighted average number of common shares outstanding	120,355,000	118,143,000

Diluted earnings per share	$0.24	$0.15

13	ALAMOS GOLD INC.

FIRST QUARTER REPORT 2012

11. SEGMENTED REPORTING

The Company operates in one business segment (the exploration, mine development and extraction of precious metals, primarily gold) in three geographic areas: Canada, Mexico and Turkey.

As at	March 31, 2012				December 31, 2011
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)

Non-current assets	219,389	112,052	452	331,893	215,111	109,007	464	324,582
Assets	391,208	121,304	129,562	642,074	395,313	117,520	86,391	599,224
Liabilities	63,700	427	16,491	80,618	61,874	1,666	2,134	65,674

	Three months ended				Three months ended
	March 31, 2012				March 31, 2011
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)

Revenues	70,256	-	-	70,256	54,376	-	-	54,376
Earnings (loss)	33,949	(445)	(4,034)	29,470	22,729	(25)	(4,847)	17,857

12. COMMITMENTS AND CONTINGENCIES

a)	Royalty

Production from certain concessions within the Salamandra district, including the Mine, is subject to a sliding scale production royalty. At current gold prices above $400 per ounce, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at March 31, 2012, the royalty was paid or accrued on approximately 846,000 ounces of applicable gold production. Royalty expense for the three-month period ended March 31, 2012 was $3.4 million (March 31, 2011: $2.6 million).

In addition, a third party has a 2% Net Smelter Return Royalty on production from the Company’s Agi Dagi project. The Company has not recorded an accrual for this royalty at March 31, 2012 as the project is not in production.

b)	Mulatos Town Relocation

The Company commenced the planned relocation of the town of Mulatos in 2007. Relocation contracts have been signed with in excess of half of the families residing in Mulatos at the start of the relocation program. Property owners and possessors are being offered a comprehensive benefits package including compensation for their property at a premium to independent third-party valuations and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments. Since the start of the relocation effort in 2007, the Company has invested approximately $7.1 million in property acquisition, relocation benefits, legal and related costs. In addition, the Company has recognized a liability of $0.5 million representing the discounted value

14	ALAMOS GOLD INC.

FIRST QUARTER REPORT 2012

of expected future payments for relocation benefits to property owners and possessors that had signed contracts with the Company as at March 31, 2012. The discounted value of the liability was capitalized to mineral property, plant and equipment.

During the second quarter of 2008, the Company entered into a land purchase agreement with the Mulatos Ejido, the local landowners. Pursuant to the land purchase agreement, the Company made a payment of $1.3 million in order to secure temporary occupation rights to specified land. An additional payment of approximately $1.0 million based on current exchange rates is payable once the land has been vacated and is transferred to the Company, which has not been accrued as at March 31, 2012. The probability and timing of this additional payment is currently unknown to the Company.

During the third quarter of 2010, the Company received notice that the Mulatos Ejido had filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. The Company has received a legal opinion that the action is without merit. Preliminary hearings have commenced, and the matter remains unresolved by the Court at this time. The land purchase agreement does not affect current mining operations of the Company.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

13. RECLASSIFICATION

The comparative financial statements have been reclassified to conform to the presentation of the current period financial statements.

15	ALAMOS GOLD INC.